EXHIBIT 99.1

Vox Royalty Expands Revolving Credit Facility Up to $150 Million

and Strengthens Leadership Team

All amounts in U.S. dollars unless otherwise indicated

DENVER, CO / October 1, 2026 / Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce the signing of an amended and restated credit agreement as part of the Company’s existing Revolving Credit Facility (the “Facility”), which has now been upsized to $100 million with a $50 million accordion feature (the “Accordion”), along with multiple management appointments, further strengthening its senior leadership team.

Kyle Floyd, Chief Executive Officer, stated: "Upsizing our credit facility up to $150 million, doubles our potential liquidity and gives Vox the balance sheet to pursue larger royalty and streaming opportunities with speed and certainty. We appreciate the continued support of BMO and welcome National Bank as our new credit partner, whose expanded commitment reflects the strength and growing cash flow of our portfolio.

The appointments of Chris Selby and Cameron Quinn add deep legal and geological capability to our team. Mr. Selby brings over a decade of litigation experience and extensive success across numerous royalty matters and disputes. Mr. Quinn brings two decades of global exploration and technical due diligence which will strengthen our highly active business development and technical team. We remain committed to running a lean, returns-focused business, and these additions position us well for our next phase of value delivery."

Facility Highlights:

On October 1, 2026, the Company entered into an amended and restated credit agreement with BMO Capital Markets (“BMO”) and National Bank Capital Markets, acting as Co-Lead Arrangers of the transaction, with BMO also acting as Sole Bookrunner. Bank of Montreal acted as Administrative Agent, with Bank of Montreal and National Bank of Canada, as Lenders (“Lenders”).

The Facility has been upsized to $100 million with an Accordion feature for an additional $50 million of availability subject to certain conditions, resulting in total potential funding capacity under the Facility of $150 million. The Company executed an amended and restated credit agreement and supporting guarantee and security agreements in connection with closing the upsized Facility. The previous credit facility was a $40 million secured revolving credit facility that included an accordion feature for an additional $35 million. The Facility currently remains undrawn.

The key terms of the upsized Facility are:

•	Interest rate of Secured Overnight Financing Rate plus 2.25% to 3.25% (as defined in the Facility), contingent upon the Company’s leverage ratio;
•	Facility has flexibility to be drawn and repaid, with the undrawn portion subject to a standby fee, based upon Vox’s leverage ratio, of 0.506% to 0.731% per annum on the undrawn amount;
•	The Facility will be available for general corporate purposes, acquisitions and investments; and
•	Matures on October 1, 2029, with annual one-year extension options, subject to the consent of the Lenders.

Senior Leadership Appointments

Vox is pleased to announce recent management appointments of a General Counsel based in Toronto and a Vice President Geology based in Perth. These hires bring Vox’s management headcount to a full time staff of 7 executives. Over the past four years Vox has maintained a lean and efficient headcount of between 5 to 7 full time senior executives.

Chris Selby joins Vox as General Counsel. In his role, Mr. Selby will oversee the Company’s legal, compliance, regulatory, and litigation and disputes functions. Mr. Selby joins Vox from Cassels Brock & Blackwell LLP in Toronto, where he was a Partner in the Litigation & Dispute Resolution Group and Deputy Chair of the firm's national litigation practice. Over more than a decade at Cassels, Mr. Selby acted as lead counsel in complex commercial disputes, with a particular focus on the mining sector, including royalty and joint venture disputes. His practice also covered shareholder and securities litigation, contested transactions and competition matters. He regularly advised boards and senior management on dispute strategy and legal risk, and led internal investigations into disclosure, governance and compliance issues. Mr. Selby holds a J.D. (Distinction) from Western University and an Honours Business Administration (Distinction) from the Ivey Business School. He was called to the Ontario bar in 2014.

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Cameron Quinn joins Vox as Vice President, Geology. Mr. Quinn has over 20 years of minerals exploration experience across technical evaluation, project generation, due diligence and business development. Prior to joining Vox, Mr. Quinn held senior exploration roles with Evolution Mining, most recently as Acting Group Manager Exploration – North America, where he was involved in the evaluation and due diligence of advanced exploration and operating gold and copper opportunities. Before Evolution, Mr. Quinn spent 12 years with Fortescue in technical and leadership roles across global project generation, exploration and business development. His experience includes project evaluation, technical due diligence, joint ventures and the development and oversight of exploration programs across Australia and a range of international jurisdictions. Earlier in his career, Mr. Quinn worked with the Geological Survey of New South Wales and the Predictive Mineral Discovery CRC. Cameron holds a PhD in Geology and a First Class Honours BSc in Geology from the University of Melbourne.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 11 producing and 28 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

For further information contact:

Kyle Floyd Chief Executive Officer ir@voxroyalty.com (720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, a potential drawdown on and use of proceeds from the Facility, as well as the potential for the Facility to unlock new acquisition opportunities.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

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Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this release.

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